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                              March 21, 2024

       Andrei Stoukan
       Chief Executive Officer
       United Express Inc.
       4345 W. Post Rd.
       Las Vegas, NV 89118

                                                        Re: United Express Inc.
                                                            Amendment No. 1 to
Form 10-Q for the Quarter Ended December 31, 2023
                                                            Filed March 7, 2024
                                                            File No. 333-227194

       Dear Andrei Stoukan:

              We have reviewed your March 7, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7,
       2024 letter.

       Amendment No. 1 to Form 10-Q for the Quarter Ended December 31, 2023

       Note 5 - Investment in Subsidiary - Fighting Leagues, page 10

   1. We note you added footnote disclosure to address the acquisition of Jebour Two Ltd and its wholly owned
subsidiary, Fighting Leagues LV Inc. Please provide the following:

                                                              Clarify whether
the acquisition was accounted for as a business combination or asset acquisition and
provide us with a robust analysis, citing authoritative literature that supports your
determination. Your analysis should explain whether Jebour Two is considered a
business pursuant to ASC 805-10-55-3A through 55-9 and
                                                            should specifically
address ASC paragraphs 805-10-55-5 and 5A as it relates to the screen test given
your representation that the license issued by the Nevada State
                                                            Athletic Commission
as the "key material asset of the acquisition."
 Andrei Stoukan
United Express Inc.
March 21, 2024
Page 2
                Revise your disclosure as necessary, to provide the determination of the purchase price and consideration transferred, provide quantification of the individual assets acquired and liabilities assumed as well as information on how they were valued, and explain how you have allocated the purchase price to the identified assets and liabilities in accordance with ASC 805-10-50.

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAndrei Stoukan                              Sincerely,
Comapany NameUnited Express Inc.
                                                              Division of
Corporation Finance
March 21, 2024 Page 2                                         Office of Energy
& Transportation
FirstName LastName